SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of NOVEMBER, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




             RYANAIR ANNOUNCES NEW DAILY ROUTE FROM DUBLIN TO RIGA

Ryanair, Europe's No. 1 low fares airline today (Thursday, 3rd November 2005) announced a new route from Dublin to Riga (Latvia) that will operate daily from the 9th January 2006.

Announcing the news in Dublin today, Michael Cawley, Ryanair's Deputy CEO said:

       "We are delighted to start our first route between Ireland and Eastern Europe with a daily flight to Riga commencing in January 2006. In the first year of operations, 80,000 passengers will enjoy our low fares between Dublin and the Latvian capital for a fraction of the high prices being charged by Aer Lingus and Air Baltic.

       "Ryanair began operating flights to and from Riga at the end of 2004 and now offers daily routes from Riga to 6 European cities. Riga's 800 year history has made it a hugely popular destination for tourists around Europe and the leisure market from Ireland to Riga will be transformed because Ryanair's low fares will make it an affordable city break destination for the first time.

       "The considerable Latvian population in Ireland will also benefit from our low fares allowing them to travel more often between the two countries courtesy of Europe's lowest fares and save a fortune in the process.

       "This new route goes on sale today on www.ryanair.com with widely available fares from only EUR9.99* and we are advising passengers to book now as demand for fares this low to Riga will be very strong".

Route            Airline             Fare     Fare comparison
Dublin - Riga    Ryanair             EUR10
Dublin - Riga    Aer Lingus          EUR69    > 6 times more expensive
Dublin - Riga    Air Baltic          EUR75    > 7 times more expensive

Fares sourced 3/11/05. Travel 19/01/06 . All fares one way, taxes and charges excluded

* Excluding taxes and charges

Ends.                    Thursday, 3rd November 2005


For further
information
please contact:          Peter Sherrard               Pauline  McAlester
                         Ryanair                      Murray  Consultants
                         Tel. 353-1-8121228           Tel. 353-1-4980300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03 November 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director